Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in this Registration Statement on Amendment No.4 to Form S-4 of Alberton Acquisition Corporation (the “Company”) of our report dated April 5, 2021, except for Note 2 - Amendment 1, as to which the date is June 22, 2021 and Note 2 -Amendment 2 and Note 13, as to which the date is December 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the balance sheets of the Company as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, included in this Registration Statement. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

/s/ Friedman LLP

New York, New York

December 10, 2021